November 22, 2006

Mail Stop 4561

Mr. Chris Sapyta
President and Chief Executive Officer
Smart Move, Inc.
5350 S. Roslyn Street, Suite 380
Greenwood Village, CO  80111

Re:     **Smart Move, Inc.**
        **Registration Statement on Form SB-2**
        **Filed November 17, 2006**
        **File No. 333-137931**

Dear Mr. Sapyta:

We have reviewed your filing and have the following comment.  Where indicated, we think you should revise your document in response to our comment.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      Please update your financial statements to include the most recent quarter ended September 30, 2006.  See Rule 3-10 of Regulation S-B.

\*     \*     \*     \*

As appropriate, please amend your registration statement in response to this comment.  You may wish to provide us with marked copies of the amendment to expedite our review.  Please furnish a cover letter with your amendment that keys your response to our comment.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Mr. Chris Sapyta
Smart Move, Inc.
November 22, 2006

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public Offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, Grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jamie Webster at 202-551-3446 or Daniel Gordon, Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3495 with any other questions.

Sincerely,

Elaine Wolff
Branch Chief

Cc:     F. Alec Orudjev, Esq.  (via facsimile)
        Cozen O'Conner